SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. _______)*

Hansen Medical, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

411307101

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐

Rule 13d-1(b)

☐

Rule 13d-1(c)

☒

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 18 Pages

Exhibit Index Contained on Page 15

CUSIP NO. 411307101	13 G	Page 2 of 18

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Vanguard VII, L.P. (“VIIVLP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
997,366 shares, except that Vanguard VII Venture Partners, L.L.C. (“VVIIVP”), the general partner of VIIVLP, may be deemed to have sole power to vote these shares, and Jack M. Gill (“Gill”), Daniel L. Eilers (“Eilers”), Robert D. Ulrich (“Ulrich”), Donald Wood (“Wood”) and Thomas C. McConnell (“McConnell”) the managing members of VVIIVP, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
997,366 shares, except that VVIIVP, the general partner of VIIVLP, may be deemed to have sole power to dispose of these shares, and Gill, Eilers, Ulrich, Wood and McConnell, the managing members of VVIIVP, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 997,366
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.8%
12	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP NO. 411307101	13 G	Page 3 of 18

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Vanguard VII-A, L.P. (“VIIAVLP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
94,726 shares, except that VVIIVP, the general partner of VIIAVLP, may be deemed to have sole power to vote these shares, and Gill, Eilers, Ulrich, Wood and McConnell the managing members of VVIIVP, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
94,726 shares, except that VVIIVP, the general partner of VIIAVLP, may be deemed to have sole power to dispose of these shares, and Gill, Eilers, Ulrich, Wood and McConnell, the managing members of VVIIVP, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 94,726
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.4%
12	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP NO. 411307101	13 G	Page 4 of 18

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Vanguard VII Accredited Affiliates Fund, L.P. (“VIIAAVLP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
32,491 shares, except that VVIIVP, the general partner of VIIAAVLP, may be deemed to have sole power to vote these shares, and Gill, Eilers, Ulrich, Wood and McConnell the managing members of VVIIVP, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
32,491 shares, except that VVIIVP, the general partner of VIIAAVLP, may be deemed to have sole power to dispose of these shares, and Gill, Eilers, Ulrich, Wood and McConnell, the managing members of VVIIVP, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,491
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%
12	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP NO. 411307101	13 G	Page 5 of 18

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Vanguard VII Qualified Affiliates Fund, L.P. (“VIIQAVLP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
14,812 shares, except that VVIIVP, the general partner of VIIQAVLP, may be deemed to have sole power to vote these shares, and Gill, Eilers, Ulrich, Wood and McConnell the managing members of VVIIVP, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
14,812 shares, except that VVIIVP, the general partner of VIIQAVLP, may be deemed to have sole power to dispose of these shares, and Gill, Eilers, Ulrich, Wood and McConnell, the managing members of VVIIVP, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,812
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%
12	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP NO. 411307101	13 G	Page 6 of 18

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Vanguard VII Venture Partners, L.L.C. (“VVIIVP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
1,139,395 shares, of which 997,366 are directly owned by VIIVLP, 94,726 are directly owned by VIIAVLP, 32,491 are directly owned by VIIAAVLP and 14,812 are directly owned by VIIQAVLP.  VVIIVP, the general partner of VIIVLP, VIIAVLP, VIIAAVLP and VIIQAVLP may be deemed to have sole power to vote these shares, Gill, Eilers, Ulrich, Wood and McConnell, the managing members of VVIIVP, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
1,139,395 shares, of which 997,366 are directly owned by VIIVLP, 94,726 are directly owned by VIIAVLP, 32,491 are directly owned by VIIAAVLP and 14,812 are directly owned by VIIQAVLP.  VVIIVP, the general partner of VIIVLP, VIIAVLP, VIIAAVLP and VIIQAVLP may be deemed to have sole power to dispose of these shares, and Gill, Eilers, Wood, McConnell and Ulrich, the managing members of VVIIVP, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,139,395
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5%
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP NO. 411307101	13 G	Page 7 of 18

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Donald Wood (“Wood”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6

SHARED VOTING POWER
1,139,395 shares, of which 997,366 are directly owned by VIIVLP, 94,726 are directly owned by VIIAVLP, 32,491 are directly owned by VIIAAVLP and 14,812 are directly owned by VIIQAVLP.  VVIIVP is the general partner of VIIVLP, VIIAVLP, VIIAAVLP and VIIQAVLP, and Wood, a managing member of VVIIVP, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares.
8

SHARED DISPOSITIVE POWER
1,139,395 shares, of which 997,366 are directly owned by VIIVLP, 94,726 are directly owned by VIIAVLP, 32,491 are directly owned by VIIAAVLP and 14,812 are directly owned by VIIQAVLP.  VVIIVP is the general partner of VIIVLP, VIIAVLP, VIIAAVLP and VIIQAVLP, and Wood, a managing member of VVIIVP, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,139,395
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. 411307101	13 G	Page 8 of 18

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Daniel L. Eilers (“Eilers”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6

SHARED VOTING POWER
1,139,395 shares, of which 997,366 are directly owned by VIIVLP, 94,726 are directly owned by VIIAVLP, 32,491 are directly owned by VIIAAVLP and 14,812 are directly owned by VIIQAVLP.  VVIIVP is the general partner of VIIVLP, VIIAVLP, VIIAAVLP and VIIQAVLP, and Eilers, a managing member of VVIIVP, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares.
8

SHARED DISPOSITIVE POWER
1,139,395 shares, of which 997,366 are directly owned by VIIVLP, 94,726 are directly owned by VIIAVLP, 32,491 are directly owned by VIIAAVLP and 14,812 are directly owned by VIIQAVLP.  VVIIVP is the general partner of VIIVLP, VIIAVLP, VIIAAVLP and VIIQAVLP, and Eilers, a managing member of VVIIVP, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,139,395
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. 411307101	13 G	Page 9 of 18

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Jack Gill (“Gill”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6

SHARED VOTING POWER
1,139,395 shares, of which 997,366 are directly owned by VIIVLP, 94,726 are directly owned by VIIAVLP, 32,491 are directly owned by VIIAAVLP and 14,812 are directly owned by VIIQAVLP.  VVIIVP is the general partner of VIIVLP, VIIAVLP, VIIAAVLP and VIIQAVLP, and Gill, a managing member of VVIIVP, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares.
8

SHARED DISPOSITIVE POWER
1,139,395 shares, of which 997,366 are directly owned by VIIVLP, 94,726 are directly owned by VIIAVLP, 32,491 are directly owned by VIIAAVLP and 14,812 are directly owned by VIIQAVLP.  VVIIVP is the general partner of VIIVLP, VIIAVLP, VIIAAVLP and VIIQAVLP, and Gill, a managing member of VVIIVP, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,139,395
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. 411307101	13 G	Page 10 of 18

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Thomas C. McConnell (“McConnell”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6

SHARED VOTING POWER
1,139,395 shares, of which 997,366 are directly owned by VIIVLP, 94,726 are directly owned by VIIAVLP, 32,491 are directly owned by VIIAAVLP and 14,812 are directly owned by VIIQAVLP.  VVIIVP is the general partner of VIIVLP, VIIAVLP, VIIAAVLP and VIIQAVLP, and McConnell, a managing member of VVIIVP, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares.
8

SHARED DISPOSITIVE POWER
1,139,395 shares, of which 997,366 are directly owned by VIIVLP, 94,726 are directly owned by VIIAVLP, 32,491 are directly owned by VIIAAVLP and 14,812 are directly owned by VIIQAVLP.  VVIIVP is the general partner of VIIVLP, VIIAVLP, VIIAAVLP and VIIQAVLP, and McConnell, a managing member of VVIIVP, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,139,395
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. 411307101	13 G	Page 11 of 18

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Robert D. Ulrich (“Ulrich”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6

SHARED VOTING POWER
1,139,395 shares, of which 997,366 are directly owned by VIIVLP, 94,726 are directly owned by VIIAVLP, 32,491 are directly owned by VIIAAVLP and 14,812 are directly owned by VIIQAVLP.  VVIIVP is the general partner of VIIVLP, VIIAVLP, VIIAAVLP and VIIQAVLP, and Ulrich, a managing member of VVIIVP, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares.
8

SHARED DISPOSITIVE POWER
1,139,395 shares, of which 997,366 are directly owned by VIIVLP, 94,726 are directly owned by VIIAVLP, 32,491 are directly owned by VIIAAVLP and 14,812 are directly owned by VIIQAVLP.  VVIIVP is the general partner of VIIVLP, VIIAVLP, VIIAAVLP and VIIQAVLP, and Ulrich, a managing member of VVIIVP, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,139,395
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. 411307101	13 G	Page 12 of 18

ITEM 1(A).

NAME OF ISSUER

Hansen Medical, Inc.

ITEM 1(B).

ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

380 North Bernardo Avenue
Mountain View, CA 94043

ITEM 2(A).

NAME OF PERSONS FILING

This Statement is filed by Vanguard VII, L.P., a Delaware limited partnership (“VIIVLP”), Vanguard VII-A, L.P., a Delaware limited partnership (“VIIAVLP”), Vanguard VII Accredited Affiliates Fund, L.P., a Delaware limited partnership (“VIIAAVLP”), Vanguard VII Qualified Affiliates Fund, L.P., a Delaware limited partnership (“VIIQAVLP”), Vanguard VII Venture Partners, L.L.C., a Delaware limited liability company (“VVIIVP”), and Jack M. Gill (“Gill”), Daniel L. Eilers (“Eilers”), Donald Wood (“Wood”), Thomas C. McConnell (“McConnell”) and Robert D. Ulrich (“Ulrich”).  The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

VVIIVP, the general partner of VIIVLP, VIIAVLP, VIIAAVLP and VIIQAVLP may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by VIIVLP, VIIAVLP, VIIAAVLP and VIIQAVLP.  Gill, Eilers, Wood, McConnell and Ulrich are the managing members of VVIIVP and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by VIIVLP, VIIAVLP, VIIAAVLP and VIIQAVLP.

ITEM 2(B).

ADDRESS OF PRINCIPAL BUSINESS OFFICE

The address for each of the Reporting Persons is:

505 Hamilton Avenue, Suite 300

Menlo Park, CA 94025

ITEM 2(C)

CITIZENSHIP

VIIVLP, VIIAVLP, VIIAAVLP and VIIQAVLP are Delaware limited partnerships.  VVIIVP is a Delaware limited liability company.  Gill, Eilers, Wood, McConnell and Ulrich are United States citizens.

ITEM 2(D) AND (E).

TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER

Common Stock
CUSIP #411307101

ITEM 3.

Not Applicable.

ITEM 4.

OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

CUSIP NO. 411307101	13 G	Page 13 of 18

(a)

Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)

Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)

Number of shares as to which such person has:

(i)

Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)

Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)

Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)

Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.

OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.

OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership agreements of VIIVLP, VIIAVLP, VIIAAVLP and VIIQAVLP, and the limited liability company agreement of VVIIVP, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member, as the case may be.

ITEM 7.

IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.

IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.

NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.

CERTIFICATION.

Not applicable.

CUSIP NO. 411307101	13 G	Page 14 of 18

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 2007

Vanguard VII, L.P.

/s/  Ken Shilling

By Vanguard VII Venture Partners, LLC

Signature

Its General Partner

Ken Shilling

Attorney-In-Fact

Jack M. Gill

/s/  Ken Shilling

Ken Shilling
Attorney-In-Fact

Daniel L. Eilers

/s/  Ken Shilling

Ken Shilling
Attorney-In-Fact

Robert Ulrich

/s/  Ken Shilling

Ken Shilling

Attorney-In-Fact

Donald Wood

/s/  Ken Shilling

Ken Shilling

Attorney-In-Fact

Thomas C. McConnell

/s/  Ken Shilling

Ken Shilling

Attorney-In-Fact

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP NO. 411307101	13 G	Page 15 of 18

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page
Exhibit A: Agreement of Joint Filing	16
Exhibit B: Power of Attorney	17

CUSIP NO. 411307101	13 G	Page 16 of 18

EXHIBIT A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Hansen Medical, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date:  February 13, 2007

Vanguard VII, L.P.

/s/ Ken Shilling

By Vanguard VII Venture Partners, LLC

Signature

Its General Partner

Ken Shilling

Attorney-In-Fact

Jack M. Gill

/s/  Ken Shilling

Ken Shilling

Attorney-In-Fact

Daniel L. Eilers

/s/  Ken Shilling

Ken Shilling

Attorney-In-Fact

Robert Ulrich

/s/  Ken Shilling

Ken Shilling

Attorney-In-Fact

Donald Wood

/s/  Ken Shilling

Ken Shilling

Attorney-In-Fact

Thomas C. McConnell

/s/  Ken Shilling

Ken Shilling

Attorney-In-Fact

CUSIP NO. 411307101	13 G	Page 17 of 18

EXHIBIT B

POWER OF ATTORNEY

Each of the undersigned entities and individuals (collectively, the “Reporting Persons”) hereby authorizes and designates Vanguard VII Venture Partners, L.L.C. or such other person or entity as is designated in writing by Ken Shilling (the “Designated Filer”) as the beneficial owner to prepare and file on behalf of such Reporting Person individually, or jointly together with the other Reporting Persons, any and all reports, notices, communications and other documents (including, but not limited to, reports on Schedule 13D, Schedule 13G, Form 3, Form 4 and Form 5) that such Reporting Person may be required to file with the United States Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended (together with the implementing regulations thereto, the “Act”) and the Securities Exchange Act of 1934, as amended (together with the implementing regulations thereto, the “Exchange Act”) (collectively, the “Reports”) with respect to each Reporting Person’s ownership of, or transactions in, securities of any entity whose securities are beneficially owned (directly or indirectly) by such Reporting Person (collectively, the “Companies”).

Each Reporting Person hereby further authorizes and designates Ken Shilling (the “Authorized Signatory”) to execute and file on behalf of such Reporting Person the Reports and to perform any and all other acts, which in the opinion of the Designated Filer or Authorized Signatory may be necessary or incidental to the performance of the foregoing powers herein granted.

The authority of the Designated Filer and the Authorized Signatory under this Document with respect to each Reporting Person shall continue until such Reporting Person is no longer required to file any Reports with respect to the Reporting Person’s ownership of, or transactions in, the securities of the Companies, unless earlier revoked in writing.  Each Reporting Person acknowledges that the Designated Filer and the Authorized Signatory are not assuming any of the Reporting Person’s responsibilities to comply with the Act or the Exchange Act.

February 13, 2007

Vanguard VII Venture Partners, L.L.C.

a Delaware Limited Liability Company

By:

/s/  Robert D. Ulrich

Managing Member

February 13, 2007

Vanguard VII, L.P.,

a Delaware Limited Partnership

By:

Vanguard VII Venture Partners, L.L.C.,

Its General Partner

By:

/s/  Robert D. Ulrich

Managing Member

CUSIP NO. 411307101	13 G	Page 18 of 18

February 13, 2007

Vanguard VII-A, L.P.,

a Delaware Limited Partnership

By:

Vanguard VII Venture Partners, L.L.C.,

Its General Partner

By:

/s/  Robert D. Ulrich

Managing Member

February 13, 2007

Vanguard VII Qualified Affiliates Fund, L.P.,

a Delaware Limited Partnership

By:

Vanguard VII Venture Partners, L.L.C.,

Its General Partner

By:

/s/  Robert D. Ulrich

Managing Member

February 13, 2007

Vanguard VII Accredited Affiliates Fund, L.P.,

a Delaware Limited Partnership

By:

Vanguard VII Venture Partners, L.L.C.,

Its General Partner

By:

/s/  Robert D. Ulrich

Managing Member

February 13, 2007

By:_/s/ Daniel L. Eilers

Daniel L. Eilers

February 13, 2007

By: _/s/ Jack M. Gill______________

Jack M. Gill

February 13, 2007

By:_/s/ Thomas C. McConnell______

Thomas C. McConnell

February 13, 2007

By:_/s/  Robert D. Ulrich__________

Robert D. Ulrich

February 13, 2007

By:_/s/  Donald Wood____________

Donald Wood